Exhibit 99.2

Hello Everyone,

My name is Maxine from the Research Team here at Masterworks.

We are pleased to present xTxrxixpxlxex xPxoxrxtxrxaxixtx: x xWxoxrxlxdx xCxoxnxqxuxexrxoxrx by Barkley Hendricks.

Barkley Hendricks was a leading figure in the late 20th-century portraiture, and is internationally celebrated for his personal and naturalistic depictions of contemporary Black subjects.

The Artwork is a late-career example of Barkley Hendricks’ portrait painting practice. His portrait paintings are characterized by their naturalistic representations of fashion-forward, admired Black individuals against solid or minimal backgrounds. The figure in the Artwork wears a pair of heels with Andy Warhol’s portrait of Marilyn Monroe painted on them, a nod to Warhol’s career as a fashion illustrator and the iconic actress’ quote: “Give a woman the right pair of shoes and she can conquer the world.”

So why do we like this painting? Three reasons:

One: The annual appreciation for similar works is 33.1% occurring from October 8, 2009, to December 8, 2020.

Two: Artworks by Barkley Hendricks have a record price compound annual growth rate of 62.4% from May 5, 2008 to June 30, 2023

Three: A new auction record was just reset for the artist once again when “Yocks” sold for around $8.3 million at Sotheby’s New York on November 15, 2023, beating out the artist’s previous auction record – a portrait of fellow artist Stanley Whitney titled Stanley, which sold for around $6.1 million at Christie’s New York just a few months earlier on May 17, 2023.

Thank you for joining us, and we look forward to introducing you to this incredible work by Barkley Hendricks.